Room 4561

April 14, 2006

Mr. Robert O'Callahan
Chief Financial Officer and Corporate Secretary
International Microcomputer Software, Inc.
100 Rowland Way, Suite 300
Novato, California 94945

Re: International Microcomputer Software, Inc.
Revised Preliminary Proxy Statement on Schedule 14A filed April 7, 2006
File No. 0-15949

Dear Mr. O'Callahan:

    We have reviewed your revised filing and response letter dated April 7, 2006 and have the following comments.

Financial Statements

1.   We note AccessMedia's acquisitions of Media Zone, Peoplecaster and Myvod in 2005. In light of the significance of the AccessMedia transaction to you, and the significance of AccessMedia's acquisitions to it, explain how you have considered providing financial statements meeting the requirements of Rule 3-05 of Regulation S-X for the AccessMedia acquisitions. As part of your response, provide an analysis of the significance of the AccessMedia acquisitions to AccessMedia.

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

General

2.   Explain how you have determined that you will be the acquiring entity for accounting purposes. In this regard, tell us how you have evaluated the factors identified in SFAS 141, par. 17. As part of your response, explain how you considered the 35,000,000 additional shares that could be earned and awarded to current stockholders of AccessMedia.

*   *   *   *

As appropriate, please amend your filing, as necessary, in response to these comments. Responses to our comments on your filing should be provided to us within 10 business days of the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Daniel Lee at (202) 551-3477, or Anne Nguyen, Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile
        Thomas Kellerman
        J. Taylor Browning
        Morgan, Lewis & Bockius LLP
        One Market, Spear Street Tower
        San Francisco, California 94105
        Telephone: (415) 442-1000
        Facsimile: (415) 442-1001